SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, Brazil – April 5, 2006

Embratel Participações S.A.
BOVESPA: EBTP3, EBTP4; NYSE: EMT

The Company holds 98.8% of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

ANSWER TO BOVESPA
(Free Translation)

Ref.: Bovespa Enquiry Letter/Fax GAE/SRE n° 574/06 dated of 4/4/2006, of the São Paulo Stock Exchange, transcribed below.

“Considering the terms of the General Shareholder Meeting dating 24/04/2006 Call Notice and the company’s financial statements, where it says that the dividend distribution proposal to the preferred shares is R$146.674 thousand, corresponding to a R$0,31/thousand preferred shares, we request that you inform us whether any benefit will be proposed to the owners of ordinary shares, that is, dividends or other types of remuneration related to the capital base.

  If positive, provide the R$ amount per thousand shares;
  If negative, inform whether all ordinary shares that are part of the company’s capital will participate in equal conditions to the right of benefits, including dividends or other types of remuneration related to the capital base that would be approved by the company.”

Dear Sirs,

We clarify that the company’s Management proposed a dividend distribution of R$146.673.868,00 (one hundred and forty six million, six hundred and seventy three thousand and eight hundred and sixty eight reais), at a ratio of R$0.3079583120 for each thousand preferred shares, without withholding income tax, as the minimum legal dividend requirement to preferred shareholders.

The company’s management will not present to shareholders at the General Shareholder Meeting to be held on April 24, 2006, any proposal of benefit to ordinary stock shareholders, that is, dividends or other types of remuneration related to the capital base. Abiding to the limitations imposed by legal and by-law requirements, all ordinary shares that are part of the company’s paid-in-capital will participate in equal conditions to all benefits, including dividends or other types of remuneration related to the capital base. In that sense, the fact that the company is obliged to give priority to the payment of shareholders of preferred stock and the fact that the priority divided (6% of the paid-in capital) is of an amount that is much greater that the obligatory dividend, ordinary shareholders will not be contemplated in this distribution of dividends, as described in the company’s management proposal, except if otherwise decided by shareholders in the General Shareholder Meeting.

Sincerely,

Isaac Berensztejn
Investor Relations Director

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary state-of-the-art network with country wide coverage and presence in Brazil’s main metropolitan areas. It also controls Telmex do Brasil, a corporate business telecommunications provider and has a 37.11 percent economic interest in Net Serviços, Brazil’s leading pay TV operator.

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Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:
 Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.